                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                 --------------------------------------------

                                 SCHEDULE 13D

                               (Amendment No. 4)
                   Under the Securities Exchange Act of 1934

                             Atlantic Realty Trust

                               (Name of Issuer)

        Common Shares of Beneficial Interest, Par Value $.01 Per Share

                        (Title of Class of Securities)

                                  048798-10-2

                                (CUSIP Number)

                                 Milton Cooper
                           Kimco Realty Corporation
                            3333 New Hyde Park Road
                         New Hyde Park, NY 11042-0020
                                (516) 869-9000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                          Erica H. Steinberger, Esq.
                               Latham & Watkins
                               885 Third Avenue
                         New York, New York 10022-4802

                                April 30, 1998

            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                              Page 1 of 20 Pages
                          Exhibit index is on Page 8



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                                                                  Page 2 of 20
                                 SCHEDULE 13D

CUSIP No. 048798-10-2

1.       Name of Reporting Person

                  Kimco Realty Corporation

2.       Check The Appropriate Box If A Member of Group                    [  ]

3.       SEC Use Only

4.       Source of Funds

                  WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                    [  ]

6.       Citizenship or Place of Organization
                  Maryland

                  7.       Sole Voting Power
                                    314,098

Number of
Shares            8.       Shared Voting Power
Beneficially                        None
Owned By
Reporting         9.       Sole Dispositive Power
Person                              314,098
With

                  10.      Shared Dispositive Power
                                    None

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                  314,098

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
                  [ ]


13.      Percent Of  Class Represented By Amount In Row (11)
                  8.8%

14.      Type of Reporting Person

                  CO



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                                                                  Page 3 of 20
                                 SCHEDULE 13D

CUSIP No. 048798-10-2

1.       Name of Reporting Person

                  Kimco Realty Services, Inc.

2.       Check The Appropriate Box If A Member of Group                    [  ]

3.       SEC Use Only

4.       Source of Funds

                  OO, WC

5.       Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                    [  ]

6.       Citizenship or Place of Organization
                  Delaware

                  7.       Sole Voting Power
                                    None

Number of
Shares            8.       Shared Voting Power
Beneficially                        464,028
Owned By
Reporting         9.       Sole Dispositive Power
Person                              None
With

                  10.      Shared Dispositive Power
                                    464,028

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                  464,028

12.      Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares
                 [  ]


13.      Percent Of  Class Represented By Amount In Row (11)
                  13.0%

14.      Type of Reporting Person

                  CO



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                                                                  Page 4 of 20
                                 SCHEDULE 13D

CUSIP No. 048798-10-2

1.       Name of Reporting Person
                  Milton Cooper

2.       Check The Appropriate Box If A Member of Group                 (a) [  ]
                                                                        (b) [  ]
3.       SEC Use Only

4.       Source of Funds

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [  ]

6.       Citizenship or Place of Organization

                  U.S.A.

                  7.       Sole Voting Power
                                    29,824

Number of
Shares            8.       Shared Voting Power
Beneficially                        467,155
Owned By
Reporting         9.       Sole Dispositive Power
Person                              29,824
With

                  10.      Shared Dispositive Power
                                    467,155

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                  496,979

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
                  [X]


13.      Percent Of  Class Represented By Amount In Row (11)
                  14%

14.      Type of Reporting Person

                  IN


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                                                                  Page 5 of 20

         This Amendment No. 4 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, and June 10, 1997, by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services"), 60% of the voting common stock of which is owned by Mr. Cooper (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2. Identity and Background

        (a)-(c), (f) Mr. Cooper owns 60% of the outstanding voting common stock of Services.

         Information with respect to the executive officers and directors of Kimco and Services, other than Mr. Cooper, required by Instruction C of
Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

Item 4. Purpose of Transaction

 The Company's charter contains a provision limiting the number of Shares that may be owned, actually or constructively pursuant to the attribution rules set forth in Section 544 of the Internal Revenue Code of 1986, as amended, as modified by Section 856(h), or in Section 318(a) as modified by Section 856(d)(5) (constructive ownership pursuant to such attribution rules, "Constructive Ownership"), by any person to 9.8% of the total number of Shares issued and outstanding. The Reporting Persons and the Company have entered into a Standstill Agreement, dated as of April 30, 1998, (the "Standstill Agreement"), pursuant to which the Company granted the Reporting Persons an exception from such charter provision with respect to Shares Constructively Owned by any of the Reporting Persons in excess of 9.8% of the issued and outstanding Shares (the "Excess Shares"), and the Reporting Persons agreed, unless specifically requested by the Company's board of trustees, not to, among other things, (i) acquire or agree or publicly offer or propose to acquire ownership or control of (A) any securities of the Company in excess of 25% of the issued and outstanding Shares or (B) any subsidiary or assets or properties of the Company or any of its subsidiaries or divisions, including by way of tender offer, business combination, merger or other consolidation (provided that nothing shall prohibit the Reporting Persons from proposing to acquire assets which the Company has announced an intention to sell or for which it is soliciting bids) or (ii) make any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission), and further agreed to vote any Excess Shares in accordance with the recommendation of the Company's board of trustees. The above description of the Standstill Agreement is qualified in its entirety by reference to the full text of such agreement, which is being filed as Exhibit 3 hereto and is incorporated herein by reference.



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                                                                  Page 6 of 20

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4 for a description of the Standstill Agreement entered into by the Reporting Persons and the Company with respect to Shares of the Company held by the Reporting Persons.

Item 7. Material to be Filed as Exhibits

        Exhibit 3. Standstill Agreement



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                                                                  Page 7 of 20

                                   SIGNATURE

         After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    KIMCO REALTY CORPORATION

                                    By: /s/ Milton Cooper
                                       ------------------------------------
                                        Name:  Milton Cooper
                                        Title: Chairman and Chief Executive
                                               Officer

                                    KIMCO REALTY SERVICES, INC.

                                    By: /s/ Milton Cooper
                                       ------------------------------------
                                        Name: Milton Cooper
                                        Title: President

                                         /s/ Milton Cooper
                                       ------------------------------------
                                         MILTON COOPER

Dated: May 1, 1998



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                                                                  Page 8 of 20

                                 EXHIBIT INDEX

Exhibit                                                              Page Number

1.  Joint Filing Agreement                                                 *

2.  Joint Filing Agreement                                                 *

3.  Standstill Agreement                                                   11

--------
* Previously filed



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                                                                  Page 9 of 20

                                  SCHEDULE I

         Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, 333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11041-0020. Each such person is a citizen of the United State of America.

1. Executive Officers & Directors of Kimco.

                                                                                                         Shares Beneficially
                 Name                                Principal Occupation or Employment                  Owned(1)
                 ----                                ----------------------------------                  -------------------
Martin S. Kimmel                                Chairman (Emeritus) of the Board of                      10,487(2)
                                                Directors.

Richard G. Dooley                               Director of Kimco; Consultant to                             -0-
c/o Massachusetts Mutual Life                   Massachusetts Mutual Life Insurance Company
Insurance Company
1295 State Street
Springfield, Mass.  01111

Michael J. Flynn                                Vice Chairman of the Board of Directors,                     -0-
                                                President and Chief Operating Officer of
                                                Kimco

Frank Lourenso                                  Director of Kimco; Executive Vice President                  -0-
c/o The Chase Manhattan Bank                    of The Chase Manhattan Bank
270 Park Avenue
New York, NY  10017

Joe Grills                                      Director of Kimco; Chief Investment Officer                  -0-
11479 Twin Mountains Road                       for the IBM Retirement Funds, 1986-1993
Clifton, VI 22733

Alex Weiss                                      Vice President--MIS of Kimco                              1,250


--------
1 All of such Shares were received in the Distribution and no consideration was paid therefor.

2 Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr.

     Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.


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                                                                  Page 10 of 20

Michael V. Pappagallo                           Chief Financial Officer of Kimco                             -0-

Bruce M. Kauderer                               Vice President, Legal and Secretary of Kimco                 -0-

Joseph V. Dennis                                Vice President, Construction of Kimco                        -0-



2. Executive Officers & Directors of Services.
                                                                                                         Shares Beneficially
                 Name                                Principal Occupation or Employment                  Owned
                 ----                                ----------------------------------                  -------------------
Arthur Friedman                                 Director and Secretary of Services;                          -0-
                                                Certified Public Accountant

Sol Denbaum                                     Director of Services; Vice President -                       -0-
                                                Maintenance (retired) of Kimco

Michael V. Pappagallo                           Chief Financial Officer of Kimco and Services                -0-

Joseph Hogan                                    Vice President of Services                                   -0-